UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
Amendment No. 2

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended _________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________

For the transition period from ____________ to ____________

Commission File No. ____________

PARINGA RESOURCES LIMITED
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

28 West 44th Street, Suite 810
New York, NY 10036
(Address of principal executive offices)

David Gay
President
(812) 406-4400 (telephone)
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered or to be registered:
American Depository Shares each representing 50 Ordinary Shares, no par value(1)	The Nasdaq Capital Market
(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of September 20, 2018: 454,386,181 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer  ☐   Accelerated filer    ☐ Non-accelerated filer  ☐   Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes  ☐ No  ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No  ☐

Explanatory Note

This Amendment No. 2 to the Registration Statement on Form 20-F (“Amendment No. 2”) of Paringa Resources Limited (the “Company”) amends the Company’s Registration Statement filed on September 4, 2018 (as amended on September 21, 2018, the “Amended Form 20-F”). The Company is filing this Amendment No. 2 solely to include certain information that previously was omitted from Exhibit 4.3. Except as described above, this Amendment No. 2 does not amend any information set forth in the Amended Form 20-F.

Part III.

ITEM 19. EXHIBITS.

Exhibits	Description
1.1*	Certificate of the Registration of Paringa Resources Limited
1.2*	Constitution of Paringa Resources Limited
2.1*	Form of Deposit Agreement between Paringa Resources Limited and The Bank of New York Mellon, as depositary, and Owners and Holders of the American Depositary Shares
2.2*	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 4.1)
4.1*	Coal Supply Agreement between Louisville Gas and Electric company and KU Energy, LLC and Hartshorne Mining Group LLC, dated October 15, 2015**
4.2*	Amendment No. 1 to Coal Supply Agreement and Producer’s Certificate, dated May 20, 2016**
4.3	Project Facility Agreement, between Macquarie Bank Limited and Paringa Resources Limited, dated May 17. 2018**
4.4*	Fixed Price Contract, dated June 23, 2017, by and between Hartshorne Mining, LLC and Fricke Management and Contracting, Inc.**
4.5*	Unit Price Contract, dated October 26, 2017, by and between Hartshorne Mining, LLC and Frontier-Kemper Constructors, Inc.**
4.6*	Form of Executive Employment Agreement for executive officers
4.7*	Form of Indemnity, Insurance and Access for Directors
8.1*	List of subsidiaries of Paringa Resources Limited
15.1*	Consent of Marshall Miller & Associates, Inc.
15.2*	Consent of Deloitte Touche Tohmatsu

*	Previously filed.
**	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 on Form 20-F filed on its behalf.

PARINGA RESOURCES LIMITED

By:	/s/ Todd Hannigan
Todd Hannigan Chief Executive Officer

Date: September 26, 2018